Exhibit 21.1

Name of Subsidiary	Place of Incorporation
Artwork Holdings LLC	Delaware
Centerfold Digital, Inc.	Delaware
Honey Birdette (Aust) Pty Ltd	Australia
Honey Birdette (UK) Limited	United Kingdom
Honey Birdette US Inc.	Delaware
ICS Entertainment, Inc.	Delaware
PB Global Acquisition Corp.	Delaware
PBTV LLC	Delaware
Playboy China Limited*	Hong Kong
Playboy China (BVI) Limited*	British Virgin Islands
Playboy Enterprises, Inc.	Delaware
Playboy Enterprises International, Inc.	Delaware
Playboy Entertainment Group, Inc.	Delaware
Playboy New Venture LLC	Delaware
Playboy Spirits, LLC	Delaware
Playboy TV International LLC	Delaware
Playboy TV UK Limited	United Kingdom
Playboy.com, Inc.	Delaware
PLBY Australia Pty Ltd	Australia
PLBY (BVI) Limited	British Virgin Islands
Products Licensing LLC	Delaware
Spice Entertainment, Inc.	Delaware
Spice Hot Entertainment, Inc.	Delaware

* Indicates a company that is not wholly owned directly or indirectly by PLBY Group, Inc.